SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________

                                 Amendment No. 2
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               ___________________

                DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES II
                            (Name of Subject Company)

      MPF-NY 2006, LLC; MP INCOME FUND 12, LLC; MP INCOME FUND 14, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF DEWAAY PREMIER FUND 4, LLC; MPF FLAGSHIP FUND
12, LLC; MP VALUE FUND 7, LLC; MP FALCON GROWTH FUND 2, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF SPECIAL FUND
  8, LLC; SUTTER OPPORTUNITY FUND 4, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MPF DEWAAY PREMIER FUND 3, LLC; MPF FLAGSHIP FUND 11, LLC;
  MPF DEWAAY FUND 3, LLC; MPF DEWAAY FUND 4, LLC; MPF DEWAAY FUND 5, LLC; MPF
         SENIOR NOTE PROGRAM I, LP; AND MACKENZIE PATTERSON FULLER, LP
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             _______________________
                                                  Copy to:
Christine Simpson                                 Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                    MacKenzie Patterson Fuller, LP
1640 School Street                                1640 School Street
Moraga, California  94556                         Moraga, California  94556
(925) 631-9100 ext.224                            (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                            Amount of
         Valuation*                                             Filing Fee

         $9,318,250                                             $ 997.05

 * For purposes of calculating the filing fee only. Assumes the purchase of 37,273 Units at a purchase price equal to $250 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $ 997.05
         Form or Registration Number: SC TO-T; SC TO-TA
         Filing Party: MacKenzie Patterson Fuller, LP
         Date Filed: October 26, 2006; November 1, 2006

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2006, LLC; MP Income Fund 12, LLC; MP Income Fund 14, LLC; MPF DeWaay Premier Fund 2, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Flagship Fund 12, LLC; MP Value Fund 7, LLC; MP Falcon Growth Fund 2, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF Special Fund 8, LLC; Sutter Opportunity Fund 4, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF DeWaay Premier Fund 3, LLC; MPF Flagship Fund 11, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Fund 4, LLC; MPF DeWaay Fund 5, LLC; MPF Senior Note Program I, LP; and MacKenzie Patterson Fuller, LP (collectively the "Purchasers") to purchase 37,273 Units of limited partnership interest (the
"Units") in Drexel Burnham Lambert Real Estate Associates II (the "Partnership"), the subject company, at a purchase price equal to $201 per Unit, less the amount of any distributions declared or made with respect to the Units between October 26, 2006 (the "Offer Date") and December 19, 2006 (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 26, 2006 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer resulted in the tender by unitholders, and acceptance for payment by the Purchasers, of a total of 1,473 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 1,473 Units, or approximately 3.95% of the total outstanding Units. These shares were allocated among the Purchasers as follows:

MPF-NY 2006, LLC - 147 Units; MP Income Fund 12, LLC - 497 Units; MP Income Fund 14, LLC - 248 Units; and MPF DeWaay Premier Fund 2, LLC - 581 Units.

                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 4, 2007

MPF-NY 2006, LLC; MP INCOME FUND 12, LLC; MP INCOME FUND 14, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF DEWAAY PREMIER FUND 4, LLC; MPF FLAGSHIP FUND 12, LLC; MP VALUE FUND 7, LLC; MP FALCON GROWTH FUND 2, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF SPECIAL FUND 8, LLC; SUTTER OPPORTUNITY FUND 4, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MPF DEWAAY PREMIER FUND 3, LLC; MPF FLAGSHIP FUND 11, LLC; MPF DEWAAY FUND 3, LLC; MPF DEWAAY FUND 4, LLC; MPF DEWAAY FUND 5, LLC; MPF SENIOR NOTE PROGRAM I, LP; AND MACKENZIE PATTERSON FULLER, LP

By:      /s/ Chip Patterson
         ------------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:      /s/ Chip Patterson
         ------------------------------
         Chip Patterson, Senior Vice President